NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 17, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 3, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Xueda Education Group and Xueda Acquisition Limited, a Cayman Islands exempted company wholly-owned by Xiamen Insight Investment Co., Ltd., became effective on June 3, 2016. Each American Depositary Shares (each representing two ordinary shares) was converted into $5.50 in cash (less a cancellation fee of $0.05), without interest and net of any applicable withholding taxes. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 6, 2016.